Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005

                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                January 31, 2006

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re:   AllianceBernstein Exchange Reserves
                         Post-Effective Amendment No. 20
                        (File Nos. 33-74230 and 811-08294)
                        ----------------------------------

Dear Ms. Stirling:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 20 to the registration statement filed on Form N-1A of AllianceBernstein Exchange Reserves (the "Fund"), as provided orally to the undersigned on January 10, 2006. The Staff's comments and our responses are discussed below.

Prospectuses
------------

Comment: Hypothetical Investment and Expense Information: In discussing this disclosure, the Staff indicated that the information should be calculated giving effect to sales loads. The Staff also stated that expenses should be calculated net of waivers only for the waiver period and gross expenses should be used thereafter. Further, the Staff requested that we explain in the introduction that this information is being provided as part of the settlement agreement with the New York Attorney General's ("NYAG") office.

Response:   The Fund will make the requested changes to this disclosure.

Comment:    Additional Risk Considerations:  In "Additional Risk
            Considerations," is "liquidity risk" considered a principal risk for a money market fund that should be disclosed?

Response:   The Fund believes "liquidity risk" is a principal risk for the
            Fund that should be disclosed.

Comment: Fee Table: Remove footnote (a) to the Fee Table that discusses waivers of distribution expenses, as there are no waivers.

Response:   The Fund has revised the footnote to clarify that waivers took place in 2005, but currently there are no waivers.

Statement of Additional Information ("SAI")
-------------------------------------------

Comment: Diversification Policy: At the end of the "Fundamental Policies" section, there is a sentence that reads, "In addition, the Fund is diversified." Include this as one of the enumerated fundamental policies. In addition, discuss what it means to be diversified under the Investment Company Act of 1940.

Response:   The Fund will revise the disclosure accordingly.

                                    * * *

     The Fund hereby acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                          Sincerely,



                                          /s/ Nora L. Sheehan


cc:   Emilie Wrapp, Esq.
      Kathleen K. Clarke, Esq.




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